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Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO (File No. 005-79898). These and any other documents relating to the exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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Foster Wheeler to Amend Exchange Offer

        HAMILTON, Bermuda—(BUSINESS WIRE)—June 30, 2004—Foster Wheeler Ltd. (OTCBB: FWLRF) announced today that it intends to amend certain terms and conditions of its previously commenced equity for debt exchange offer. Institutional investors holding 50.1% of the 6.75% senior notes due 2005, 83.7% of the 6.50% convertible subordinated notes due 2007, 91.5% of certain of the Robbins bonds due 2009 and 19.6% of the 9% trust preferred securities have executed agreements not to transfer their securities. While Foster Wheeler has not yet requested these institutional investors to tender their securities in the offer, Foster Wheeler believes they will do so when requested. The amended exchange offer is subject to review by the Securities and Exchange Commission and other regulatory agencies, and revised offering materials will be distributed as soon as practicable.

        The amended exchange offer modifies certain terms and conditions for the proposed exchange of (i) senior notes due 2005 for a combination of equity and new senior secured notes due 2011; (ii) convertible subordinated notes and Robbins bonds for equity; and (iii) trust preferred securities for equity. The completion of the amended exchange offer is subject to, among other things, attaining certain minimum participation thresholds.

        As previously announced, Foster Wheeler has obtained a commitment from a group of institutional holders of its debt securities to purchase $120 million of new senior secured notes due 2011, contingent on the closing of the exchange offer. The proceeds will be used to repay the term loan and revolving debt outstanding under Foster Wheeler's existing senior secured credit agreement. After the closing of the exchange offer, the Company intends to seek a new multi-year revolving credit agreement and letter of credit facility.

        Assuming the amended exchange offer is completed as proposed, and at the minimum required participation levels, it would reduce Foster Wheeler's existing debt by approximately $410 million, extend the maturities on $135 million of debt to 2011, reduce interest expense by approximately $22 million per year, and, when combined with the sale of new notes to retire funded bank debt, eliminate substantially all material scheduled corporate debt maturities prior to 2011.

        Based upon the same assumptions, and prior to accounting for the warrants described below, Foster Wheeler's currently outstanding common stock would constitute approximately 5.1% of the voting equity securities of the Company. In addition, the holders of the following securities would hold the following approximate percentages of the Company's voting equity securities: (i) holders of the senior notes, 13.8%; (ii) holders of the 2009 Series C Robbins bonds, 3.5%; (iii) holders of the 2024 Series C Robbins bonds, 4.1%, (iv) holders of the Series D Robbins bonds, 7.1%; (v) holders of the convertible notes, 50.4%; and (vi) holders of the trust preferred securities, 11%. Finally, approximately 4.9% of the Company's voting equity securities would be reserved for grants to management of restricted stock.

        The exchange offer also contemplates the issuance of warrants. The holders of the trust preferred securities would be issued five-year warrants to purchase additional voting equity securities representing, at the minimum required participation level, approximately 15% of the Company's fully diluted equity, and the holders of common stock outstanding prior to the closing of the proposed exchange offer would receive a dividend in the form of three-year warrants to purchase additional voting equity securities representing approximately 5% of the Company's fully diluted equity. The warrants would be in addition to the previously described voting equity securities. In addition, there will be reserved for grants to the Company's management three-year stock options representing approximately 5% of the Company's fully diluted equity.

        Foster Wheeler will pay a soliciting brokers' fee to registered broker/dealers for soliciting qualifying tenders of trust preferred securities pursuant to this exchange offer. This fee will be equal to 50 cents per trust preferred security (liquidation amount $25) which the registered broker/dealers tender on behalf of their customers and which Foster Wheeler accepts for exchange.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; email john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

Notes to Editor:

        1.     Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, oil and gas, petrochemical, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at www.fwc.com.

        2.     Safe Harbor Statement

        This news release contains forward-looking statements that are based on management's assumptions, expectations and projections about the company and the various industries within which the company operates. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The company cautions that a variety of factors, including but not limited to the factors described under the heading "Business—Risk Factors of the Business" in the company's most recent annual report on Form 10-K/A and the following, could cause the company's business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of our customers, changes in regulatory environment, changes in project design or schedules, contract cancellations, changes in estimates made by the company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, changes in financial markets, compliance with debt covenants, monetization of certain power systems facilities, implementation of our restructuring plan, recoverability of claims against customers and others, changes in estimates used in critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

        Foster Wheeler Ltd. Media Contact: Maureen Bingert, 908-730-4444 Investor Contact: John Doyle, 908-730-4270 Other Inquiries: 908-730-4000

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# # # Foster Wheeler to Amend Exchange Offer